LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

2 October 2009

09047171

SUPPL

RECEIVED
2009 OCT 20 P 3:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 October 2009, re: (i) Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and (ii) Proposed Renewal of Authority for Share Buy-Back for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dlw 10/21

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **01/10/2009 06:02:21 PM**

Reference No **LI-091001-72490**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	(I) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE; AND (II) PROPOSED RENEWAL OF AUTHORITY FOR SHARE BUY-BACK

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that the Company proposes to seek shareholders' approval for the following at the forthcoming Seventy-Ninth Annual General Meeting to be convened:

(i) procurement of a general mandate for the LICB group of companies to enter into recurrent related party transactions of a revenue or trading nature with related parties ("Proposed Shareholders' Mandate"); and

(ii) proposed renewal of authority for share buy-back ("Proposed Share Buy-Back Authority").

A circular containing the information on the Proposed Shareholders' Mandate and a statement to shareholders containing the information on the Proposed Share Buy-Back Authority will be despatched to the shareholders in due course.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

0 1 OCT 2009